Exhibit 99.2

GW Pharmaceuticals Initiates Phase 2 Clinical Study of Cannabidivarin (CBDV)
in Epilepsy

London, UK, 6 May 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that it has commenced a Phase 2 clinical trial of GWP42006 in adult patients with epilepsy. GWP42006 is the non-psychoactive cannabinoid cannabidivarin (CBDV) extracted from the cannabis plant.

“The start of this Phase 2 CBDV study represents another important milestone for GW’s research in the field of epilepsy,” stated Justin Gover, GW’s Chief Executive Officer. “While much of the recent attention regarding GW has been associated with our Epidiolex childhood epilepsy program which has now advanced into Phase 3 trials, we believe that CBDV represents an additional product pipeline opportunity as a next-generation epilepsy therapy. GW has completed significant pre-clinical work on CBDV as well as a Phase 1 trial which demonstrated a reassuring safety profile, and we look forward to progressing this Phase 2 trial during 2015.”

This study is a two-part, Phase 2, double blind, randomized, placebo controlled study. Part A is designed to investigate the pharmacokinetics, safety and tolerability of GWP42006 compared with placebo in 30 patients, as add-on therapy in patients with inadequately controlled focal seizures. Part B will evaluate the efficacy of GWP42006 compared with placebo in 100 patients, as add-on therapy to treat inadequately controlled focal seizures.

This study follows completion of a Phase 1 trial in 66 healthy subjects in 2014. In this trial, CBDV was well tolerated even at the highest tested dose and no significant side effects were observed. There were no serious or severe adverse events, nor any withdrawals due to adverse events.

GW’s patent portfolio related to CBDV includes a granted patent in Great Britain for the use of CBDV in the treatment of epilepsy and a Notice of Allowance for the corresponding application with the U.S. Patent and Trademark Office (USPTO) covering CBDV alone or in combination with standard anti-epileptic drugs. The issued patent from this application will provide an exclusivity period until 30 March 2031. In total, GW has four patent families with claims related to the use of CBDV in the treatment of epilepsy and CBDV in combination with CBD in the treatment of epilepsy, as well as compositions, extraction techniques, and CBDV extracts.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome and Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational product candidates, the development and commercialization of such product candidates, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900